Exhibit 3
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                        [Letterhead of Latham & Watkins]

                                  June 14, 2002


VIA FACSIMILE AND U.S. MAIL
---------------------------

Carolyn S. Schwartz, Esq.
Office of the United States Trustee
33 Whitehall Street
21st Floor
New York, New York 10004

Re:  In re York Research Corporation, Chapter 11 Case No. 02-12792 (PCB)
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Dear Carolyn:

          This firm is counsel to Rumpere Capital Trading Partners, Ltd. ("Rumpere"). Rumpere is the beneficial owner of more than 5% of the common stock of York Research Corporation, the above-referenced debtor and debtor-in-possession (the "Company" or "York"). The purpose of this letter is to formally request that you consider the appointment of an official committee of equityholders ("Equity Committee") in the above-referenced chapter 11 case. Please be advised that Rumpere is not the only shareholder interested in the appointment of an Equity Committee. Our client has been contacted by at least two other individual shareholders approximately another 534,000 shares in the aggregate. One of these individual shareholders has indicated he is contacting other shareholders of the Company to inform them of recent events and solicit their interest in serving on an Equity Committee.

          As discussed in more detail below, we believe that the appointment of an Equity Committee is warranted and appropriate in this case. The Company has pre-negotiated and announced its intention to prepare and file a plan of reorganization centered around a "restructuring" agreement with its bondholders. This agreement is one of the most one-sided proposals I have seen in my legal career and is specifically aimed at stripping the assets and value


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out of the Company, eradicating the existing equity interests and then turning over essentially everything -- all assets, power projects that are just in the early stages of development as well as mature, positive cash flow power projects the Company is currently operating -- to current management and bondholders. This is just completely and patently unfair. To add insult to injury, the Company intends to push through this proposed plan in a four-month timeframe. Only an Equity Committee can adequately represent the interests of the Company's shareholders in an expeditious and efficient manner and promote fairness in the administration and prosecution of the Company's chapter 11 case.

          Before proceeding with our analysis and the supporting facts, I think it would be beneficial to provide you with an overview of the background to the Company's chapter 11 filings. This information is not necessarily apparent from the pleadings the Company has filed to date in its chapter 11 case; however, I believe it is crucial to your determination as to whether or not an Equity Committee should be appointed.

          Overview. As set forth in its chapter 11 pleadings, the Company develops, constructs, operates and owns energy production facilities. It has five power facilities in commercial operation and at least ten other projects in various stages of development. The Company is a public company and has issued approximately 16,424,821 shares of common stock to 466 record holders. (As noted above, our client, an institutional holder, and at least two other individual shareholders have expressed interest in serving on an Equity Committee.)

          In August 1998, a $150 million 12% portfolio bond financing due October 30, 2007 was completed (the "Bonds"). The issuer of the Bonds was not the Company but was instead a special purpose limited liability company formed in the Cayman Islands named York Power Funding (Cayman) Limited. The Bonds are non-recourse to the Company. The Bonds are purportedly secured by certain of the Company's assets. We have not yet had an opportunity to examine the scope and validity of the security interests allegedly granted by the Company or its affiliates in connection with the Bond issuance and reserve all of our client's rights to challenge and contest such interests.


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          On March 2, 2000, North American Energy Conservation, Inc. ("NAEC")
and certain of its affiliates filed voluntary chapter 11 petitions with the Bankruptcy Court in the Southern District of New York. The Company owns 85% of the equity interests of NAEC. Upon information and belief, the remainder of NAEC's equity interests are controlled by Robert Beningsen, the Company's former President and Chief Executive Officer. On January 8, 2001, the Bankruptcy Court in NAEC's chapter 11 case approved a settlement agreement (the "Settlement Agreement") between NAEC, an ad hoc committee of NAEC's creditors holding guarantees from the Company (the "Ad Hoc Committee"), and the Official Committee of Unsecured Creditors of NAEC. Pursuant to the Settlement Agreement, the Company was required by May 1, 2001 to fund $13 million in cash into a trust to benefit NAEC creditors. According to its chapter 11 filings, the Company was unable to make that May 1st payment as a result of, in part, the failure of the Bondholders to grant the necessary consents. After the Settlement Agreement fell apart, on April 17, 2002, the Bankruptcy Court converted NAEC's chapter 11 case to a chapter 7 case.

          Despite the Company's inability to consummate or renegotiate the Settlement Agreement, news emanating from the Company in subsequent public filings concerning asset value and potential asset sales was optimistic. For example, a Form 8-K filed by the Company on July 18, 2001 disclosed the Company's plans to sell the power facility located in Trinidad (the "Trinidad Facility") and further stated that this Facility was valued at $50 million in excess of the then-current book carrying cost. On October 2, 2001, the Company filed another Form 8-K announcing an agreement to sell the Trinidad Facility to NRG Energy, Inc. ("NRG") for $140 million. During this same period of time, the Company also publicly disclosed its intention to sell its interest in the Brooklyn Navy Yard power facility.

          According to its chapter 11 pleadings, from July 2000 through October 2001, the Company's former President and Chief Executive Officer, Robert Beningsen, allegedly diverted funds in violation of the Bond indenture. Mr. Beningsen was terminated with cause on October 30, 2001, but remained a director of the Company until recently. Deprived of the necessary funds, the Company failed to make a $10.3 million interest payment on the Bonds that was due


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October 30, 2001. At some point in time, the Bondholders formed an unofficial committee (the "Bondholder Committee") and commenced negotiations with the Company. In late November 2001, the sale of the Trinidad Facility to NRG -- which could have generated enough proceeds to discharge the Bonds -- was terminated.

          Over the course of the past year, our client has attempted on many occasions to open a line of communication with the Company's management with regard to its lengthy and ongoing negotiations with both the Ad Hoc Committee and the Bondholder Committee. Unfortunately, our client's offers of assistance and expertise were rebuffed and our client was led by the Company's management to believe that progress was being made on all fronts. Suddenly, on May 29, 2002, the Company issued a press release stating that a bankruptcy filing was imminent and it intended to delist its common stock. Our client was stunned by this announcement. During this time, the Company had alternatives and potentially lucrative courses of action open to it that would have preserved the Company's value and assets as a going-concern. The Company either rejected or neglected these opportunities, doggedly pursuing instead negotiations with the Bondholders. Throughout this entire time, our client expressed grave concerns about the Company's financial future and the course of the negotiations with the Bondholders, but was continually assured that those concerns were being addressed. Only within recent days was our client alerted to the real facts of the situation, when the Company was on the brink of a bankruptcy filing.

          In particular, our client understands from third-party sources that the Company's management and board of directors (the "Board") failed to pursue, or even discuss the terms of, a proposed recapitalization of the Company. We understand that a prominent firm in the industry proposed a recapitalization of the Company (the "Proposal") which would have resulted in the Company continuing as a going-concern. Further, our client understands and believes (as do apparently many others) that there are a number of investment entities interested in pursuing transactions at the independent power project sector level of the Company.


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          Despite the existence of these alternative opportunities, on June 7,
2002, the Company filed its chapter 11 petition and announced its restructuring. According to the Company's June 7th press release,

          [p]ursuant to a Restructuring Agreement dated June 5, 2002 entered into with the holders of approximately 99% of the [Bonds] (the "Restructuring Agreement"), York has filed a bankruptcy petition and become a Chapter 11 debtor. The [Bondholders] agreed to permit a subsidiary of York to provide debtor-in-possession financing to York; the indenture trustee for the [Bonds] will act as agent for this financing. This DIP Financing expires in approximately four months.

          During this four-month period, York and the consenting bondholders will seek approval of an agreed Plan of Reorganization. Pursuant to the proposed Plan, York's operational projects would be operated for the benefit of York's creditors, with a view to their ultimate disposition. York's development projects and certain other assets would be spun off to a new entity, Jasper Energy LLC, controlled by York's current management and owned by York creditors and management. Jasper would manage the operational projects on behalf of York. York's existing outstanding common stock would be cancelled. Conditioned on a successful restructuring, the consenting bondholders have agreed to finance Jasper, including its management of York's operational projects, through May, 2003.

          Since the Company has now entered into the Restructuring Agreement with the Bondholders and filed for bankruptcy, apparently all alternative opportunities were rejected. As I noted above, despite repeated requests to


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be included in the Company's discussions with the Bondholders, neither our client nor any other shareholder was present when the Company made these decisions. Our client has reason to believe that the Company had real and viable opportunities to retain its assets and maximize value for both creditors and shareholders. At the very least, these opportunities should have been given a complete and thorough vetting by senior management of the Company and the Board. Our client believes that the Board has violated its fiduciary duties to shareholders in this regard.

          As is clear from the above overview, certain themes or patterns of behavior can be drawn.

          1. The Restructuring Agreement is a travesty and demonstrates the true scorn the Company and the Board have towards fulfilling their fiduciary duties to shareholders. The only outcome of the Restructuring Agreement is the theft of the Company's assets and value -- all of which is being awarded to current management in collusion with the Bondholders.

          2. The Bondholders have exercised an undue influence over the Company. For instance, the Bondholders failed to give the necessary consents to the Settlement Agreement in NAEC's chapter 11 case, contributing to its demise. The Restructuring Agreement essentially hands over all value in the Company to the Bondholders. The Bondholders even benefit by the debtor-in-possession financing for which the indenture trustee for the Bonds will collect agent's fees.

          3. The Company passed over other alternatives that could have provided value and ensured its continuation as a going-concern. The Company failed to renegotiate the Settlement Agreement. The Company failed in its efforts on the sale to NRG. The Company also apparently passed over the Proposal noted above.

          4. The Company's current and former management and the Board have misled shareholders about the Company's financial condition and have participated in transactions that violate fiduciary duties to shareholders. Former management (as even the Company admits in its chapter 11 filings) diverted funds. Current management kept the shareholders in the dark about the Company's financial


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condition and refused to permit them access to the ongoing negotiations with the
Bondholders. Finally, current management clearly stands to benefit enormously under the Restructuring Agreement at the expense of the shareholders.

          5. The Company spent a great deal of time devising the terms of the Restructuring Agreement with the Bondholders and delayed notifying the shareholders of the existence of any agreement.* The Company has now set its chapter 11 case on a fast track that could lead to confirmation of a plan by October 2002.

          Appropriateness of Formation of Equity Committee. The Company is attempting to formulate a chapter 11 plan around the pre-negotiated Restructuring Agreement with the Bondholders. The Restructuring Agreement proposes to eliminate all equity interests in the Company. Our client disagrees with the Company's conclusions as to the best course of reorganization in this case and with the values ascribed to the Company's assets that form the underpinnings of the conclusions which the Company has reached. It is appropriate and necessary that you appoint an Equity Committee so that our client, as well as other shareholders, can be heard fairly and economically in this case. Given the four month time frame that the Company has announced, I hope you will agree that an Equity Committee must be formed immediately.

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*    For example, the resolutions approving the filing of the chapter 11 petitions and the entering into the Restructuring Agreement were adopted by the Board on May 8, 2002. A copy of the Board's resolutions is attached to the Company's chapter 11 petition. Three weeks passed before the Company filed a press release announcing its intention to file for chapter 11 relief. Presumably, at a minimum during that time, the Company was pursuing solely one course of action -- the Restructuring Agreement with the Bondholders -- yet this was not disclosed to shareholders. If an Equity Committee is appointed and given the opportunity to conduct discovery, additional facts along these lines may be uncovered.


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          As you know, there is no bright line test under Section 1102 of the
Bankruptcy Code for determining whether an additional committee is necessary to adequately represent equityholders in a chapter 11 case. Rather, the decision must be made on a case-by-case basis by your Office when it deems such appointment to be appropriate. Certain factors do guide the Office of the United States Trustee in its decision, including the insolvency of a debtor, the number of shareholders, the complexity of the case, whether a plan has been filed, and whether the interests of shareholders are adequately represented by an already-existing official or unofficial committee or the debtor's directors and management. See e.g., Albero v. Johns-Manville Corp. (In re Johns-Manville Corp.), 68 B.R. 155, 159 (S.D.N.Y. 1986), appeal dismissed, 824 F.2d 176 (2d
Cir. 1987); In re Beker Indus., Inc., 55 B.R. 945, 948 (Bankr. S.D.N.Y. 1985);
In re Wang Labs., Inc., 149 B.R. 1, 2 (Bankr. D. Mass. 1992).

          The facts of this case clearly support the formation of a separate Equity Committee. In its Schedules, the Company asserts that its assets at book value, not market value amount to approximately $66 million** and its liabilities amount to approximately $308 million. However, as much as $220 million of that amount relates to the Bonds and another $42.5 million relates to intercompany payables. If such claims are ever subordinated or disallowed, this alone would result in a positive balance sheet net worth. Clearly, in this case, at best, solvency is in question. Moreover, to date, there is no party available to analyze the projections of income and operations which the Company will prepare in support of its plan of reorganization. Appointment of an Equity Committee could assist the reorganization process by looking into values ascribed to the Company's assets to determine if they are accurate.

          The number of shareholders also supports the appointment of an Equity Committee. In this case there are at least 466 holders of record. Considering that this

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**    The Company's most recent 10-Q, which sets forth consolidated financial statements for the Company and its subsidiaries, lists the value of assets at almost $258 million.


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group is comprised of both individual and institutional holders, it is a fair assumption that there could be hundreds more public shareholders. With the exception of our client, the holdings of most shareholders are relatively small and it would not be cost-effective for each to hire professionals. In fact, the individual shareholders that have contacted our client have expressed concerns over the costs of pursuing their rights against the Company if forced to shoulder the burden on an individual basis. Even if individual shareholders were to hire counsel, it would be difficult for shareholders acting as individuals and not under the safeguard of an Equity Committee to fight the one-sided Restructuring Agreement that has already been proposed. Appointment of an Equity Committee is the only meaningful way to ensure shareholders will have a voice in these proceedings.

          Similarly, the complexity of this chapter 11 case supports appointment of an Equity Committee. The capital structure and business of the Company and its subsidiaries is complex. The Company's relationship with the Bondholders is even more perplexing. As demonstrated above, numerous events have occurred in this chapter 11 case and the chapter 11 case of NAEC that affect the treatment of claims and how the Company or its assets are and should be valued. Obviously, individual shareholders do not possess the financial wherewithal to investigate the complicated pre-petition history of the Company and review all available financial information. Only the formation of an Equity Committee can ensure that shareholder interests are protected.

          Finally, formation of an Equity Committee is particularly warranted and appropriate where the Company's management and Board have repeatedly neglected and violated their duties to shareholders. The very essence of the Company's proposed reorganization -- the Restructuring Agreement -- pits the interests of management and Bondholders against the interests of shareholders. Management and the Bondholders will walk away with everything -- all assets, all currently operating power projects, all projects in development. The Company's management and the Board have shirked their obligations to shareholders by negotiating the Restructuring Agreement and locking shareholders out of the process. The actions of management must be viewed with extreme caution. Given past


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performance, formation of an Equity Committee is imperative.

          Rumpere, as a holder of a substantial portion of the Company's common stock, stands ready, willing and able to represent the interests of shareholders of the Company. Other individual shareholders are substantially interested in serving on an Equity Committee as well. Please contact me at (212) 906-1370 at your earliest convenience to discuss this matter further. Thank you for your time and consideration.

                                        Sincerely,

                                        /s/ Robert J. Rosenberg

                                        Robert J. Rosenberg
                                        of LATHAM & WATKINS


cc:  Pamela J. Lustrin, Esq.